Exhibit 3.1

SECOND AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

GLOBAL STAR ACQUISITION INC.

Pursuant to Section 242 of the Delaware General Corporation Law

GLOBAL STAR ACQUISITION INC. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is Global Star Acquisition Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 24, 2019 under the name “YouStar Inc.” (the “Certificate”). The Corporation filed a Certificate of Amendment on September 7, 2021, changing the Company name from “YouStar Inc.” to “Global Star Acquisition Inc.” On September 19, 2022, the Corporation filed an amended and restated certificate of incorporation which both restates and amends the provisions of the Certificate, and was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, (the “DGCL”) (the “Amended and Restated Certificate of Incorporation”), as further amended by the First Amendment to the Amended and Restated Certificate of Incorporation filed in the office of the Secretary of State of the State of Delaware on August 28, 2023.

2. This Second Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3. This Second Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the “DGCL”.

4. Section 9.1(b) is hereby amended and restated to read in its entirety as follows:

(b) In the event that the Corporation has not consummated an initial Business Combination within 12 months from the date of the closing of the Offering, upon the Sponsor’s request, the Corporation may extend the period of time to consummate a Business Combination by an additional six months pursuant to six one-month extensions, from June 22, 2024 until December 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account the lesser of (x) $60,000 or (y) $0.02 per share for each public share that is not redeemed in connection with the Special Meeting for each such one-month extension until December 22, 2024, unless the closing of the Company’s initial business combination shall have occurred (the “Extension Payment”) in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the redemption of the Offering Shares in accordance with Section 9.2.

5. Section 9.2 (a) is hereby amended and restated to read in its entirety as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial business combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”).

IN WITNESS WHEREOF, Global Star Acquisition Inc. has caused this Amendment to the Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of this 14th day of June 2024.

GLOBAL STAR ACQUISITION INC.

By:	/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chief Executive Officer